Launch, Inc.

Unaudited GAAP financial statements for the period 4/30/2020 (inception) – 05/28/2020

Launch Inc

BALANCE SHEET

As of May 28, 2020

	TOTAL
ASSETS	
Current Assets	
Other Current Assets	
On Deposit with CFC	100.00
Total Other Current Assets	**$100.00**
Total Current Assets	**$100.00**
TOTAL ASSETS	**$100.00**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Retained Earnings	
Net Income	100.00
Total Equity	**$100.00**
TOTAL LIABILITIES AND EQUITY	**$100.00**

Launch Inc

PROFIT AND LOSS

January 1 - May 28, 2020

	TOTAL
Income	
Sales	100.00
Total Income	**$100.00**
GROSS PROFIT	**$100.00**
Expenses	
Total Expenses	
NET INCOME	**$100.00**

LAUNCH INC
CONSOLIDATED STATEMENT OF EQUITY
MAY 28, 2020

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	**Amount**	**Shares**	**Amount**			
BEGINNING BALANCE, APRIL 30, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	-	-	-	-	-		-
Other comprehensive gain/(loss)	-	-	-	-	-	-	-
Net income		-	-	-	-	-	-
ENDING BALANCE, MAY 28, 2020	-	$ -	-	$ -	$ -	$ -	$ -

Launch Inc

STATEMENT OF CASH FLOWS

January 1 - May 28, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	100.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
On Deposit with CFC	-100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-100.00**
Net cash provided by operating activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$0.00**
CASH AT END OF PERIOD	**$0.00**

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (April 30, 2020) through May 28, 2020.

Launch Inc was incorporated in the State of Nevada on April 30, 2020.

Launch has revolutionized the production of live music by creating a membership based business model that fully supports artists, with fully half of the revenue going directly to artist compensation and development. With its in person and online streaming memberships, music fans no longer need to shell out hundreds of dollars to see their favorite artists – they can see them anytime for a low monthly membership, both online and in person.

Launch, originally created in 2019 as a brand subsidiary of company generator Cloud Financial Corporation, became fully independent in 2020 and is now headquartered in Las Vegas, Nevada.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Accounting
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. **Summary of Significant Accounting Policies (continued)**

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of May 28, 2020, the Company held no cash equivalents.

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of May 28, 2020, the Company has recorded $0 as an allowance for doubtful accounts.

    Inventory
    Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At May 28, 2020, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

    Intangible Assets
    The Company has recorded intangible assets at cost. The intangible assets consist of the performance rights of recorded live shows. Artists maintain all Artist Rights. All Artists perform their own original compositions.

    Property and Equipment
    Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

    Income Taxes
    The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to annual filing fee requirements in the State of Nevada and expects to be subject to filing fees and income taxes in the States of New York and California by the end of 2020 when live venue based performances resume.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale or the purchase of a membership. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception on April 20, 2020 through May 28, 2020. In addition, the Company has recorded $100 in unrecognized revenue against annual membership purchases which will be recognized in $1/12^{th}$ increments monthly beginning on June 15, 2020.

Warranty & Return Reserve
The merchandise purchase contracts entered into generally provide a one month return policy to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $0 from inception on April 30, 2020 through May 28, 2020.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1.   **Summary of Significant Accounting Policies (continued)**

Equity Based Compensation (continued)
The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at May 28, 2020:

Property and equipment at cost:

Office equipment	$ 0
	0
Less: Accumulated depreciation	0
Total	$ 0

4.   **Loans Receivable – Related Parties**

The Company has provided no loans to related parties as of May 28, 2020.

5. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares of Common Stock, $0.00001 par value per share. As of May 28, 2020, 30,000,000 shares have been issued and are outstanding.

Preferred Stock
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is one hundred million (100,000,000) shares of Preferred Stock, $0.00001 par value per share. As of May 28, 2020, no preferred shares have been authorized, issued or are outstanding.

Equity Based Compensation
The Company does not currently have an equity based compensation plan; however, it reserves the right to create one in the future.

6. **Subsequent Events**

The Company has evaluated subsequent events through June 4, 2020, the date through which the financial statement was available to be issued. Subsequently, the Company entered in to two contracts with technology vendors to provide streaming services. Payment in the amount of $19,593.12 will be due within 30 days.